SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)







Flotation of HRG (Hogg Robinson)

SVG Capital has been advised by Permira that HRG (formerly known as Hogg Robinson) has listed on the London Stock Exchange with conditional trading in its shares commencing today. Shares have been placed at 90p, capitalising the company at GBP275 million.

Funds advised by Permira have sold approximately 44% of their equity shareholding* in the company at the flotation. The value of the partial realisation for SVG Capital is approximately GBP18.0 million**.

Following the flotation, the IFRS value of SVG Capital's remaining holding in HRG is GBP6.4 million. This, together with the value of the partial realisation, represents a net uplift (after a provision for carried interest) of GBP7.6 million (5.2p per share) to the June 2006 valuation. Funds advised by Permira are subject to a 12 month lock-up period in relation to their remaining holding in HRG.

HRG is an international business travel services business. The company's operations include corporate travel management and e-commerce.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                               020 7010 8925

Penrose
Emma Thorpe/Will Bowen                                        020 7786 4883







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 18 October, 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries